

Mail Stop 3561

May 13, 2010

Via U.S. Mail and Facsimile to (248) 844-0302

Mr. Thomas W. Itin
Chief Executive Officer
LBO Capital Corp.
3509 Auburn Rd., Suite 200
Auburn Hills, MI 48326-3318

> **Re: LBO Capital Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2008**
> **Supplemental draft of revised Form 10-K received May 5 and 12, 2010**
> **May 5 and 12, 2010 supplemental letters with attachments**
> **File No. 033-19107**

Dear Mr. Itin:

We have reviewed your supplemental submissions and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Please paginate your December 31, 2008 Form 10-K/A. Refer to your response to comment two of our letter dated August 18, 2009.

2. It appears to us that you intend to further restate your December 31, 2008 Form 10-K for corrections of errors related to accounting for non-controlling interests, and it appears that you have not yet reported the corrections in an Item 4.02 Form 8-K. Please explain to us the reasons for the adjustments made to previously issued financial statements, and immediately file an Item 4.02 Form 8-K to report any further non-reliance on the previously issued financial statements. If you do not intend to further restate your December 31, 2008 Form 10-K, tell us where you have previously disclosed each of the restated amounts on a line-by-line basis.

3. Please tell us if you plan to file the December 31, 2008 Form 10-K/A in its current form or, if prior to amending, you intend to further revise for the anticipated material changes to your ADCI and GTI purchase price allocation.

4. Please further revise your December 31, 2008 Form 10-K/A to include the following:

    a. An explanatory note at the beginning of the Form 10-K amendment that discusses the reason for the amendment (i.e. the restatement);

    b. An updated audit report for the restated financial statements;

    c. Columns labeled as "restated"; and

    d. Footnote disclosure reconciling your previously filed annual financial information to the restated financial information, on a line-by-line basis and for each material type of error separately, within and for the periods presented in the audited financial statements. Refer to paragraph 26 of SFAS 154 and your response to comment three of our letter dated January 8, 2010.

Business

5. Please expand your disclosure to fully address comment 1 of our April 21, 2010 letter.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting

6. We note you have presented internal control over financial reporting ("ICFR") disclosure that differed from that provided to us in response to comment seven of our letter dated August 18, 2009. Please further revise to provide disclosure consistent with that proposed in your prior response, or explain to us why you do not believe such a revision is necessary.

7. Please further revise to provide the disclosures required by Item 308T(a)(4) of Regulation S-K.

8. To the extent that you intend to further restate your December 31, 2008 financial statements, tell us if you have identified *material weaknesses* upon further review and examination. If so, further revise to disclose the following:

    a. The nature of the underlying material weaknesses that caused the restatement,

    b. The impact of the material weaknesses on the financing reporting and control environment, and

    c. Management's current plans, if any, for remediating the material weaknesses.

     Refer to Section II.B.3 of SEC Release No. 33-8810.

Consolidated Statements of Changes in Stockholders' Equity

9. We note your total stockholders' equity of $13,455,822 at December 31, 2008 does not agree with your total stockholders' equity of $12,968,907 on your consolidated balance sheets. Please further revise as necessary.

10. Please tell us where your $15,355 net loss attributable to non-controlling interest for the fiscal year ended December 31, 2008 is included in your consolidated statements of changes in stockholders' equity, and revise to separately state this amount. Also tell us what the $486,915 non-controlling interest balance at December 31, 2008 is comprised of.

Consolidated Statements of Cash Flows

11. It appears that you begin your reconciliation of operating cash flows with net loss attributable to LBO Capital Corp. of $(1,062,770). Please revise to reconcile your operating cash flows to *net income* pursuant to paragraph 28 of SFAS 95.

Director, Executive Officers….

12. Please revise Mr. DiNello's business experience disclosure to comply with Item 401 of Regulation S-K.

Executive Compensation

13. We note the extension in 2008 of the expiration date of 537,500 warrants held by Mr. Itin. Please report this extension on the summary compensation table according to Item 402 of Regulation S-K or advise. In addition, please explain why these warrants are not listed in the outstanding equity awards table at fiscal year-end.

Security Ownership ….

14. Please disclose the individuals who are the beneficial owners of the shares held by Longborough Capital, as previously requested.

15. Please tell us whether the share amounts disclosed as beneficially owned by principal shareholders and management include all shares that may be acquired within 60 days under any rights to acquire shares, such as warrants, options, convertible debt, etc. See Instruction 1 to Item 403 of Regulation S-K.

Exhibit index

16. We repeat comment 21 of our letter dated April 21, 2010.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

Any questions regarding the financial statements may be directed to John Archfield at (202) 551-3315. Questions on other disclosure issues may be directed to me at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director